                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 33-67478





PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 19, 1994

                         NOVAMETRIX MEDICAL SYSTEMS INC.

                        2,707,039 Shares of Common Stock

                             ----------------------


         On December 2, 1997, Sorrell M. Mathes sold to Tucker Anthony Incorporated ("Tucker Anthony") warrants to purchase 5,000 shares of common stock, $.01 par value ("Common Stock"), of Novametrix Medical Systems Inc. (the "Company"). Tucker Anthony is located at One Beacon Street, Boston, Massachusetts 02108. From time to time, Mr. Mathes may sell to Tucker Anthony additional warrants to purchase Common Stock. In respect of any such warrants and the shares of Common Stock issuable upon their exercise, Tucker Anthony is a Selling Stockholder under the Company's Prospectus dated August 19, 1994, as supplemented by this Prospectus Supplement.



                             ----------------------



         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



           The date of this Prospectus Supplement is December 2, 1997

                                2,707,039 Shares

                         NOVAMETRIX MEDICAL SYSTEMS INC.

                                  Common Stock


                  This Prospectus relates to 2,707,039 shares of common stock, $.01 par value (the "Common Stock"), of Novametrix Medical Systems Inc. (the "Company") which may be sold from time to time by certain persons (collectively, the "Selling Stockholders") (i) who have heretofore acquired such shares or (ii) who acquire such shares upon (x) the conversion of all or any portion of the shares of convertible preferred stock, Series B, $1.00 par value (the "Series B Preferred Stock"), heretofore issued to such persons by the Company and (y) the exercise of warrants ("Warrants") heretofore issued to such persons by the Company. See "Selling Securityholders."

                  The Selling Stockholders may from time to time sell all or part of the shares offered hereby in the over-the-counter market at the prevailing market prices and upon payment of normal brokerage commissions. In addition, the Selling Stockholders may from time to time sell all or part of the shares offered hereby in privately negotiated transactions at negotiated prices, or otherwise. The Company will not receive any of the proceeds from the sale of the shares offered hereby by the Selling Stockholders.

                  The Common Stock is traded on the Nasdaq Stock Market ("Nasdaq") under the symbol "NMTX." On August 8, 1994, the closing sale price of the Common Stock, as reported by Nasdaq, was $5 3/8 per share.



                  THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."



                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is August 19, 1994.

                  No person is authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Stockholder. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the specific registered securities to which it relates or an offer or solicitation with respect to those securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.



                              AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on Nasdaq and in accordance therewith, the Company files reports, proxy statements and other information with Nasdaq. Such reports, proxy statements and information can be inspected at Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

                  (a) The Company's Annual Report on Form 10-K for the fiscal year ended May 1, 1994.

                  (b) The description of the Common Stock contained in the Company's Registration Statement on Form 10 dated July 24, 1979.

                  In addition, all documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

                  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any of the above documents. Such requests should be addressed to the Chief Financial Officer, Novametrix Medical Systems Inc., One Barnes Industrial Park Road, Wallingford, Connecticut 06492 (Telephone: 203-265-7701).

                  This Prospectus omits certain information contained in the Registration Statement concerning the Common Stock offered hereby, which is on file with the Commission pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the principal offices of the Commission in Washington, D.C. upon payment of the fees prescribed by the Commission, or examined there without charge.

                                   THE COMPANY

                  The Company's executive offices are located at One Barnes Industrial Park Road, Wallingford, Connecticut 06492 and its telephone number is
(203) 265-7701.

                                  RISK FACTORS

         The Common Stock offered hereby is highly speculative. In addition to the other information discussed in this Prospectus, the risk factors listed below should be considered carefully in evaluating the Common Stock offered by this Prospectus.

         PRIOR SUBSTANTIAL NET LOSSES. For the last fiscal quarter in the fiscal year ended April 30, 1989 and each of the fiscal years ended April 29, 1990 ("Fiscal 1990") and April 28, 1991 ("Fiscal 1991"), the Company incurred substantial net losses of $618,276, $15,299,736 and $2,422,931, respectively. In addition, the Company had substantial working capital deficiencies of $8,529,304 and $7,261,597 and negative cash flows from operations in each of Fiscal 1990 and Fiscal 1991, respectively. The Company's deficiencies in working capital resulted from net losses from operations in Fiscal 1990 and Fiscal 1991 and defaults under long-term debt agreements existing at that time. However, the Company was profitable in the fiscal year ended May 3, 1992 ("Fiscal 1992"), the fiscal year ended May 2, 1993 ("Fiscal

1993") and the fiscal year ended May 1, 1994 ("Fiscal 1994") and improved its operations and balance sheet during Fiscal 1993 and Fiscal 1994. The Company's ability to operate its business over a sustained period without additional capital infusions will be dependent, in large part, on its continued profitability. To remain profitable, the Company must, among other things, successfully market its existing products and develop new products. Although the Company is not aware of any conditions that would have a significant adverse effect on the Company's financial condition in the foreseeable future, there can be no assurance that the Company will remain profitable or that sufficient capital will be available to it on commercially reasonable terms, if at all, to sustain the Company's operations and growth on a long term basis.

         FINANCIAL LEVERAGE. The Company is a party to the Fourth Amended and Restated Loan and Security Agreement (the "Bank Agreement") with Union Trust, which, at June 1, 1994, beneficially owned approximately 13.6% of the Common Stock and has been the primary lender to the Company since March 1978. See "Selling Securityholders." The Bank Agreement contains covenants which, among other things, limit the Company's ability to incur additional debt and impose minimum working capital, net worth and financial ratio requirements.

                  The Company is substantially dependent upon cash flow from its operations to support its growth and to satisfy debt service and other obligations. There is no assurance that the Company will be able to obtain additional capital if needed, or that such capital, if available, will be available on commercially reasonable terms. Any failure to have access to adequate capital on commercially reasonable terms or to continue to generate positive cash flow could have a material adverse effect on the Company's business and financial position.

         EFFECT OF HEALTHCARE REFORM. On November 20, 1993, President Clinton submitted proposed comprehensive healthcare reform legislation (the "Administration's Proposal") to Congress. Other comprehensive reform proposals have been introduced in the Congress. Certain aspects of the Administration's Proposal and of competing proposals aimed at cost control, such as caps or other controls on the amount of healthcare payments, reductions in Medicare payments, the elimination of Medicaid disproportionate share payments to hospitals and increased reliance on managed competition, if adopted, could pressure hospitals, clinics and other healthcare providers, which form the Company's customer base, to reduce capital equipment acquisitions, and could accelerate the trend toward shorter hospital stays and the use of outpatient facilities rather than hospitalization, all possibly reducing capital acquisitions and changing the users and markets for the Company's products. It is not possible at this time to predict what, if any, reforms will be adopted by Congress, or when such reforms will be adopted and implemented.

         RAPID TECHNOLOGICAL CHANGES. The electronic medical instrumentation industry is characterized by rapid technological changes and advances. Although the Company believes that its products are technologically current, the development of new technologies or refinements of existing ones could at any time make the Company's existing products technologically or economically obsolete. Although the Company is not aware of any pending technological developments that would be likely to materially and adversely affect its business or financial position, there can be no assurance that such developments will not occur at any time.

         PATENT INFRINGEMENT AND OTHER PROPRIETARY INFORMATION CONSIDERATIONS. The electronic medical instrumentation industry is characterized by extensive patent coverage and the continuing issuance of new patents. The Company holds patents and has patents pending related to certain of the Company's products. There can be no assurance, however, that any infringement by the Company of existing or future patents will not materially and adversely effect the Company's business and financial position.

                  In April 1989, an adverse decision (the "Initial BOC Decision") was entered by the United States District Court for the District of Connecticut (the "District Court") against the Company in an action commenced by The BOC Group, Inc. ("BOC") alleging that the Company's manufacture and sale of pulse oximeters infringed a patent held by BOC. Although the Initial BOC Decision was ultimately overturned in January 1990 by the United States Court of Appeals for the Federal Circuit (the "Court of Appeals") and the Company subsequently prevailed in September 1990 in the District Court and in May 1991 in the Court of Appeals, at the time, the Initial BOC Decision finding patent infringement by the Company materially and adversely affected the Company's reputation and market position.

                  The Company relies on trade secrets and proprietary know-how, which it will seek to protect, in part, by confidentiality agreements with certain of its employees, suppliers and customers. However, there can be no assurance that the Company's confidentiality agreements, when in place, will not be breached or that the Company would have adequate remedies for any breach. There can be no assurance that the Company's trade secrets or proprietary know-how will not otherwise become known or be independently discovered by competitors.

         EXTREMELY COMPETITIVE MARKET. The electronic medical instrumentation industry is extremely competitive. The Company's competitors vary in size from entities which are smaller than the Company to divisions or subsidiaries of multinational corporations. There can be no assurance that the Company will be able to compete successfully with its competitors, some of which also have extensive production facilities, well-established marketing and service organizations, recognized reputations in the electronic medical instrumentation industry and also have far greater financial resources than the Company has or will have in the foreseeable future.

                  In addition, although the Company believes its reputation in the marketplace is being restored, the Company believes its credibility and market position were severely damaged by the Initial BOC Decision and the perception in the marketplace that the Company was in poor financial condition.

         REGULATION. Certain of the Company's products are "devices" within the meaning of a 1976 amendment to the Federal Food, Drug and Cosmetics Act. Under the amendment, a manufacturer must obtain approval by the United States Food and Drug Administration (the "FDA") of certain new devices before they can be marketed in the United States. The approval process requires that the safety and efficacy of such devices be demonstrated by the manufacturer to the FDA. Under certain circumstances, the cost of obtaining such pre-marketing approval may be high and the process lengthy, and no assurance can be given that approval will be obtained. All of the products currently marketed domestically by the Company requiring pre-marketing approval from the FDA have been so approved.

                  In the future, certain other classes of medical devices will be required to comply with industry-wide performance standards with respect to safety and efficacy, when these standards are promulgated by the FDA. The FDA has not yet developed industry-wide performance standards with respect to the safety and effectiveness of those products manufactured by the Company which would be subject to such standards. When and if these standards are adopted, the Company will be required to submit data demonstrating compliance with the standards (during which period the Company may be permitted to continue to market products which have previously been approved by the FDA).

                  There can be no assurance that the Company's products will comply with the applicable industry-wide performance standards when and if adopted or that the Company will receive the requisite approval to market any of its future products. Any failure to receive approvals or non-compliance with performance standards would have a material adverse effect on the Company's business and financial position.

                  Various countries in which the Company markets its products have regulatory agencies which perform functions comparable to the FDA. To date, foreign regulations have not adversely affected the Company's business; however, there can be no assurance that any such regulations will not have a material adverse affect on the Company's business and financial condition in the future.

         LIMITATION ON NET OPERATING LOSS CARRYFORWARDS. As of May 1, 1994, the Company had net operating loss carryforwards ("NOLs") for federal income tax reporting purposes of approximately $16,700,000 of which $136,000 expires in 2002, $12,000,000 expires in 2005, $4,200,000 expires in 2006 and $364,000 expires in 2007. Under Section 382 of the Internal Revenue Code of 1986, as amended, and Treasury Regulations promulgated thereunder, if a loss corporation such as the Company has an "ownership change" within a designated testing period, its ability to use its NOLs is subject to certain significant annual limitations.

         DEPENDENCE ON KEY EMPLOYEES. The Company believes that its success will be highly dependent upon its continued ability to attract and retain skilled managers and engineering personnel, including its Chairman and Chief Executive Officer, William J. Lacourciere. There can be no assurance that the Company will be successful in hiring or retaining requisite managerial and engineering personnel in the future. The Company has an employment agreement with Mr. Lacourciere and has obtained a $1,500,000 key person life insurance policy covering Mr. Lacourciere's life. The Company is the sole beneficiary of such life insurance policy.

         DEPENDENCE ON SUPPLIERS OF COMPONENTS. Substantially all of the components in the Company's products are manufactured by others and then assembled by the Company. The Company's assembly operations require a variety of electronic and mechanical components and supplies as well as specialized assembly equipment. The Company has not experienced any interruption of production or supplies of components, supplies or equipment. However, there can be no assurance that the Company will continue to receive timely service or that the Company would be able to find readily a substitute manufacturer if one or more were needed on short notice. Interruption of the Company's sources of supply or quality problems with supplied components would have a material adverse effect on the Company's business and financial position.

         PRODUCT LIABILITY CLAIMS AND INSURANCE COVERAGE. From time to time, the Company is subject to product liability claims, suits and complaints incidental to its business. These claims, suits and complaints are covered by insurance policies maintained by the Company, subject to certain policy limits. In addition, certain of the Company's original equipment manufacturer ("OEM") agreements require the Company to maintain minimum levels of product liability insurance. The Company currently maintains product liability insurance in the amount of $5,000,000 with a $50,000 per occurrence deductible up to an aggregate annual deductible of $250,000. The Company is not aware of any pending product liability claims, suits or complaints the disposition of which, in the opinion of management, would have a material adverse effect upon the Company's business, financial position or liquidity. The Company, however, could be materially adversely affected by successful product liability claims, and there can be no assurance that the Company will have sufficient resources to satisfy any liability resulting from claims not covered by existing insurance policies.

         POSSIBLE ISSUANCE OF PREFERRED STOCK, ANTI-TAKEOVER PROVISIONS AND RETENTION OF CONTROL. The Company is authorized to issue up to 1,000,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. There are currently 50,000 shares of Series A Preferred Stock designated and no shares of Series A Preferred Stock issued and outstanding, and 120,000 shares of Series B Preferred Stock designated and 100,000 shares of Series B Preferred Stock issued and outstanding. The future issuance of any shares of Preferred Stock could adversely affect the rights of the holders of the Common Stock, and therefore reduce the value of the Common Stock.

                  In the event of certain defined takeover events (e.g., acquisitions of 20% or more of beneficial ownership of the outstanding Common Stock, tender offers and mergers), pursuant to and subject to the provisions of a certain preferred stock purchase rights plan adopted by the Company on March 10, 1989 and amended on October 31, 1990 and August 29, 1991 (the "Rights Plan"), the holder of each share of Common Stock outstanding on March 23, 1989 is entitled to purchase from the Company one one-hundredth share of Series A Preferred Stock, at an initial price of $25.00 per one one-hundredth of such share, subject to adjustment. Upon the issuance of shares of Series A Preferred Stock, holders of shares of Series A Preferred Stock will be entitled to a cumulative quarterly dividend of the greater of $1.00 per share or 100 times the per share dividend declared on Common Stock and will have a liquidation preference equal to the greater of $100.00 per share or 100 times the aggregate amount per share distribution to the holders of Common Stock. In addition, each share will have 100 votes and will vote together with the Common Stock.

                  In addition to the above-described Rights Plan, the Company's Certificate of Incorporation contains provisions affecting certain stockholder voting and other requirements. Generally, the provisions require (i) that certain business combinations involving the Company and any beneficial owner of 20% or more of the outstanding voting securities of the Company be approved by the holders of at least 80% of the Company's voting securities, unless certain conditions, including a minimum price requirement, are satisfied, or unless the Board of Directors has waived such conditions or has approved, prior to the time such person became a 20% beneficial owner, the acquisition of such 20% beneficial ownership position or the proposed business combination, (ii) that any action taken by the Company's stockholders be taken at an annual or special meeting held upon prior notice and pursuant to a vote (in addition, the Company's By-laws contain a provision the effect of which is to prohibit the stockholders of the Company from calling a special meeting without the approval of the Board of Directors, thereby preventing stockholders, without such approval, from initiating action other than at the Annual Meeting of Stockholders) and (iii) the vote of not less than 80% of the Company's outstanding voting securities to repeal, alter, amend or rescind the Company's By-laws, any of the provisions described above and the provision with respect to the division of the Board of Directors into classes described below.

                  The Certificate of Incorporation of the Company also provides for a staggered board such that the Board of Directors is divided into three classes (that is, Class A, Class B and Class C directors). The term of office of the Class B directors of the Company will expire at the 1994 Annual Meeting of Stockholders, the term of office of the Class C directors of the Company will expire at the 1995 Annual Meeting of Stockholders and the term of office of the Class A directors of the Company will expire at the 1996 Annual Meeting of Stockholders. At each such annual election of directors (and at each annual election thereafter), directors will be chosen for a three-year term.

                  The overall effect of the above-described measures may be to discourage or render more difficult the accomplishment of mergers or other takeover or change in control attempts. To the extent that these measures have this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, these measures may have an adverse impact on the ability of stockholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock. The Company is not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of Common Stock.

         RISK ASSOCIATED WITH FOREIGN SALES. Sales to foreign customers constitute a significant portion of the Company's total net sales. Sales of products and services in foreign countries constituted 35%, 30%, and 21% of the Company's net sales for Fiscal 1994, Fiscal 1993 and Fiscal 1992, respectively. The Company intends to continue to improve and expand its sales efforts in countries worldwide and expects international sales to continue to constitute a significant portion of the Company's total net sales. Sales in foreign countries of electronic medical devices are subject to a number of risks, including regulatory requirements, foreign currency fluctuations, the imposition of tariffs and import and export controls, changes in government policies (including United States policy toward these countries), and other factors which could have a material adverse effect on the Company's business and financial position.

         POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock may be highly volatile. Factors such as quarter-to-quarter variations in the Company's net sales, gross margins and earnings or adverse developments affecting the Company's competitors or the electronic medical instrumentation industry or healthcare industry in general could cause the market price of the Common Stock to fluctuate significantly. In addition, in recent years the stock markets have experienced significant price and volume volatility which has affected the market prices of the stock of many companies but which has often been unrelated to the operating performance of these companies. Such volatility may adversely affect the market price of the Common Stock.

         IMPROBABILITY OF DIVIDENDS. The Company has never paid a cash dividend on the Common Stock and does not expect to pay any dividends on the Common Stock in the foreseeable future.

                             SELLING SECURITYHOLDERS

                  The following table sets forth certain information as of June 1, 1994 (and as adjusted to reflect the sale of all of the shares of Common Stock offered hereby by the Selling Stockholders) with respect to the beneficial ownership of the Common Stock by each Selling Stockholder. Except as indicated in the footnotes to the table, all of such shares of Common Stock are owned with sole voting and investment power.

                                                     Beneficial Ownership                                 Beneficial Ownership
                                                     Prior to Offering(1)                                 After Offering(1)(2)
                                                  -------------------------------    Number of         -----------------------------
                                                                   Percentage of     Shares of                       Percentage of
                                                                     Shares of        Common                           Shares of
                               Title of           Number of            Class        Stock to be        Number of         Class
Name                             Class             Shares           Outstanding(1)     Sold             Shares       Outstanding(1)
-------------------------     -----------         --------------    -------------    ----------       ----------     --------------
William W. Nicholson           Common             418,222(41)           9.2%         222,222           196,000            2.8%

Auric Partners Ltd.            Common             765,166(3)(41)       14.7          666,666            98,500            1.4
                               Series B
                               Preferred           60,000(41)          60.0                -                 0             *

Union Trust Company            Common             716,182(4)(42)       13.6          716,182                 0             *
                               Series B
                               Preferred           40,000(42)          40.0                -                 0             *

William J. Lacourciere         Common             392,053(5)            8.1          304,078            87,975            1.2

Donald R. Gordon               Common              20,825(6)             *            10,744            10,081             *

Thomas M. Haythe               Common             113,540(7)            2.5           89,696            23,844             *

Michael J. Needham             Common              25,588(8)             *            10,744            14,844             *

Sorrell M. Mathes              Common              21,264(9)             *            10,744            10,520             *

Leslie E. Mace                 Common              30,271(10)            *            27,742             2,529             *

Photios T. Paulson             Common              11,000(11)            *            10,000             1,000             *

Jerry Apperson                 Common               6,577(12)            *             2,348             4,229             *

William G. McCoy               Common               1,648(13)            *             1,138               510             *

Rita L. Sheehan                Common              35,290(14)            *            35,290                 0             *

Paula A. Simpson               Common              35,289(15)            *            35,289                 0             *

Peter J. Pellegrino            Common             334,371(16)           7.0          233,346           101,025            1.4

Leonard S. Baum                Common              29,920(17)            *            29,920                 0             *

Andrew J. Beck                 Common              37,301(18)            *            37,301                 0             *

Kimberly S. Blanchard          Common               6,039(19)            *             6,039                 0             *

Richard H. Block               Common                 113(20)            *               113                 0             *

John J. Butler                 Common              21,254(21)            *            21,254                 0             *

Bradley P. Cost                Common              25,105(22)            *            25,105                 0             *

Stephen C. Curley              Common              43,154(23)            *            43,154                 0             *

Charles E. Dorkey              Common               1,125(24)            *             1,125                 0             *

Miroslav M. Fajt               Common              24,661(25)            *            24,111               550             *

Clinton B. Fisher              Common                 353(26)            *               353                 0             *

Nathan Hale                    Common              23,301(27)            *            23,301                 0             *

Charles B. Hughes III          Common                 383(28)            *               383                 0             *

Jerry E. Muntz                 Common                 282(29)            *               282                 0             *

Robert A. Ouimette             Common              22,666(30)            *            22,666                 0             *

Thomas I. Sheridan             Common                 353(31)            *               353                 0             *

David Wawro                    Common              21,261(32)            *            21,261                 0             *

Virgil Cilli                   Common               6,000(33)            *             6,000                 0             *

                                                  Beneficial Ownership                                 Beneficial Ownership
                                                  Prior to Offering(1)                                 After Offering(1)(2)
                                               -------------------------------   Number of        -----------------------------
                                                               Percentage of     Shares of                       Percentage of
                                                                 Shares of        Common                           Shares of
                               Title of        Number of           Class        Stock to be        Number of         Class
Name                             Class          Shares          Outstanding(1)     Sold             Shares       Outstanding(1)
-------------------------     -----------      -------------    -------------    ----------       ----------     --------------

James Keane                    Common          26,000(34)          *              26,000                0             *

H. Kelly McLaughlin            Common           5,800(35)          *               5,800                0             *

Walter O'Hearn                 Common          13,900(36)          *              13,900                0             *

John Prisco                    Common           2,000(37)          *               2,000                0             *

Kenneth Nielsen                Common           4,600(38)          *               4,600                0             *

Marie Costello                 Common           1,700(39)          *               1,700                0             *

Lucille L. LoRicco             Common          14,289(40)          *              14,089              200             *


------------------

*        Less than one percent.

(1) Includes any shares that each named person is entitled to receive within 60 days, through the exercise of any option, warrant, conversion right, or similar arrangement. Such shares are deemed to be owned and outstanding by such person individually, and by all directors and officers as a group, for purposes of calculating the number of shares owned and the percentage of class for each such named person and the group, but are not deemed to be outstanding for purposes of such calculations for any other named person. Calculations of the percentage of shares of class outstanding do not give effect to the public offering (the "Public Offering") by the Company on June 16, 1994 of 550,000 units (the "Units") with each Unit consisting of two shares of Common Stock, one redeemable Class A Warrant and one redeemable Class B Warrant. Each Class A Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $4.95 per share over a three-year period. Each Class B Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $5.85 per share over a five-year period.

(2)      Assumes the sale of all of the shares of Common Stock offered hereby.

(3) Includes 666,666 shares issuable upon the conversion of 60,000 shares of Series B Preferred Stock.

(4) Consists of (i) 444,444 shares issuable upon the conversion of 40,000 shares of Series B Preferred Stock and (ii) 271,738 shares issuable upon the exercise of currently exercisable warrants held by Union Trust Company, a Connecticut banking corporation ("Union Trust") which warrants will expire on May 23, 2000.

(5) Includes (i) 304,078 shares issuable upon the exercise of currently exercisable warrants held by Mr. Lacourciere, the Chairman of the Board, President and Chief Executive Officer and a director of the Company, which warrants will expire on December 28, 1999 and (ii) 4,450 shares held for the account of Mr. Lacourciere under the ESOP. Does not include 61,108 shares held by the ESOP, with respect to which Mr. Lacourciere, as co-trustee, has shared voting and investment power and 2,000 shares included within 1,000 Units of the Company purchased by Mr. Lacourciere in connection with the Public Offering.

(6) Includes (i) 8,058 shares issuable upon the exercise of currently exercisable warrants held by Mr. Gordon, a director of the Company, which warrants will expire on December 31, 1997 and (ii) 10,744 shares issuable upon the exercise of currently exercisable warrants held by Mr. Gordon, which warrants will expire on March 10, 1999.

(7) Includes (i) 14,844 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, a director of the Company, which warrants will expire on December 31, 1997, (ii) 10,744 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on March 10, 1999, (iii) 10,878 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on April 11, 2000, (iv) 15,995 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on November 30, 2000 and (v) 7,234 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on November 30, 2000. Does not include 61,108 shares held by the ESOP, with respect to which Mr. Haythe, as co-trustee, has shared voting and investment power.

(8) Consists of (i) 14,844 shares issuable upon the exercise of currently exercisable warrants held by Mr. Needham, a director of the Company, which warrants will expire on December 31, 1997 and (ii) 10,744 shares issuable upon the exercise of currently exercisable warrants held by Mr. Needham, which warrants will expire on March 10, 1999.

(9) Consists of (i) 200 shares owned by the wife of Mr. Mathes (Mr. Mathes disclaims beneficial ownership of such shares), (ii) 10,320 shares issuable upon the exercise of currently exercisable warrants held by Mr. Mathes, which warrants will expire on December 31, 1997 and (iii) 10,744 shares issuable upon the exercise of currently exercisable warrants held by Mr. Mathes, which warrants will expire on March 10, 1999. Mr. Mathes was a director of the Company from February 1983 to January 1990.

(10) Includes (i) 529 shares held for the account of Mr. Mace, Vice President-Engineering of the Company, under the ESOP, (ii) 24,535 shares issuable upon the exercise of currently exercisable warrants held by Mr. Mace, which warrants will expire on March 22, 2000 and
         (iii) 2,000 shares with respect to which Mr. Mace has the right to acquire beneficial ownership pursuant to currently exercisable stock options.

(11) Consists of 10,000 shares issuable upon the exercise of currently exercisable warrants held by Mr. Paulson, a director of the Company, which warrants will expire on November 30, 2002.

(12) Consists of (i) 2,348 shares issuable upon the exercise of currently exercisable warrants held by Mr. Apperson which warrants will expire on March 22, 2000, (ii) 3,000 shares with respect to which Mr. Apperson has the right to acquire beneficial ownership pursuant to currently exercisable stock options and (iii) 476 shares held for the account of Mr. Apperson under the ESOP. Does not include 400 shares included within 200 Units of the Company purchased by Mr. Apperson in connection with the Public Offering.

(13) Includes 994 shares issuable upon the exercise of currently exercisable warrants held by Mr. McCoy which warrants will expire on March 22, 2000.

(14) Consists of 35,290 shares issuable upon the exercise of currently exercisable warrants held by Ms. Sheehan which warrants will expire on December 28, 1999.

(15) Consists of 35,289 shares issuable upon the exercise of currently exercisable warrants held by Ms. Simpson, which warrants will expire on December 28, 1999.

(16) Includes (i) 30,225 shares issuable upon the exercise of currently exercisable warrants held by Mr. Pellegrino, which warrants will expire on December 28, 1999, (ii) 925 shares held for the account of Mr. Pellegrino under the ESOP, (iii) 100,100 shares held for the benefit of Eleanor Pellegrino, Peter Pellegrino, Rita Sheehan and Paula Simpson by Mr. Pellegrino and Mr. Thomas J. Abbenante as Trustees under the Irrevocable Insurance Trust, (iv) 41,324 shares issuable upon the exercise of currently exercisable warrants held for the benefit of Eleanor Pellegrino, Peter Pellegrino, Rita Sheehan and Paula Simpson by Mr. Pellegrino and Mr. Abbenante as Trustees under the Louis P. Pellegrino Marital Trust U/A Third which warrants will expire on December 28, 1999 and (v) 161,797 shares issuable upon the exercise of currently exercisable warrants held for the benefit of Eleanor Pellegrino by Mr. Pellegrino and Mr. Abbenante as Trustees under Article Third of the Louis P. Pellegrino Trust dated September 6, 1989 which warrants will expire on December 28, 1999 (Mr. Pellegrino disclaims beneficial ownership of such shares).

(17) Includes (i) 4,051 shares issuable upon the exercise of currently exercisable warrants held by Mr. Baum which warrants will expire on April 11, 2000, (ii) 2,693 shares issuable upon the exercise of currently exercisable warrants held by Mr. Baum which warrants will expire on November 30, 2000 and (iii) 5,958 shares issuable upon the exercise of currently exercisable warrants held by Mr. Baum which warrants will expire on November 30, 2000.

(18) Includes (i) 5,192 shares issuable upon the exercise of currently exercisable warrants held by Mr. Beck which warrants will expire on April 11, 2000, (ii) 3,454 shares issuable upon the exercise of currently exercisable warrants held by Mr. Beck which warrants will expire on November 30, 2000 and (iii) 7,640 shares issuable upon the exercise of currently exercisable warrants held by Mr. Beck which warrants will expire on November 30, 2000.

(19) Includes (i) 1,924 shares issuable upon the exercise of currently exercisable warrants held by Ms. Blanchard which warrants will expire on April 11, 2000, (ii) 1,282 shares issuable upon the exercise of currently exercisable warrants held by Ms. Blanchard which warrants will expire on November 30, 2000 and (iii) 2,833 shares issuable upon the exercise of currently exercisable warrants held by Ms. Blanchard which warrants will expire on November 30, 2000.

(20) Consists of (i) 36 shares issuable upon the exercise of currently exercisable warrants held by Mr. Block which warrants will expire on April 11, 2000, (ii) 24 shares issuable upon exercise of currently exercisable warrants held by Mr. Block which warrants will expire on November 30, 2000 and
         (iii) 53 shares issuable upon exercise of currently exercisable warrants held by Mr. Block which warrants will expire on November 30, 2000.

(21) Includes (i) 2,952 shares issuable upon the exercise of currently exercisable warrants held by Mr. Butler which warrants will expire on April 11, 2000, (ii) 1,962 shares issuable upon the exercise of currently exercisable warrants held by Mr. Butler which warrants will expire on November 30, 2000 and (iii) 4,338 shares issuable upon the exercise of currently exercisable warrants held by Mr. Butler which warrants will expire on November 30, 2000.

(22) Includes (i) 3,477 shares issuable upon the exercise of currently exercisable warrants held by Mr. Cost which warrants will expire on April 11, 2000, (ii) 2,311 shares issuable upon the exercise of currently exercisable warrants held by Mr. Cost which warrants will expire on November 30, 2000 and (iii) 5,111 shares issuable upon the exercise of currently exercisable warrants held by Mr. Cost which warrants will expire on November 30, 2000.

(23) Includes (i) 6,040 shares issuable upon the exercise of currently exercisable warrants held by Mr. Curley which warrants will expire on April 11, 2000, (ii) 4,014 shares issuable upon the exercise of currently exercisable warrants held by Mr. Curley which warrants will expire on November 30, 2000 and (iii) 8,877 shares issuable upon the exercise of currently exercisable warrants held by Mr. Curley which warrants will expire on November 30, 2000.

(24) Consists of (i) 359 shares issuable upon the exercise of currently exercisable warrants held by Mr. Dorkey which warrants will expire on April 11, 2000, (ii) 238 shares issuable upon the exercise of currently exercisable warrants held by Mr. Dorkey which warrants will expire on November 30, 2000 and (iii) 528 shares issuable upon the exercise of currently exercisable warrants held by Mr. Dorkey which warrants will expire on November 30, 2000.

(25) Includes (i) 3,473 shares issuable upon the exercise of currently exercisable warrants held by Mr. Fajt which warrants will expire on April 11, 2000, (ii) 2,309 shares issuable upon the exercise of currently exercisable warrants held by Mr. Fajt which warrants will expire on November 30, 2000 and (iii) 5,105 shares issuable upon the exercise of currently exercisable warrants held by Mr. Fajt which warrants will expire on November 30, 2000.

(26) Consists of (i) 113 shares issuable to Mr. Fisher upon the exercise of currently exercisable warrants held by Mr. Fisher which warrants will expire on April 11, 2000, (ii) 75 shares issuable upon the exercise of currently exercisable warrants held by Mr. Fisher which warrants will expire on November 30, 2000 and (iii) 165 shares issuable upon the exercise of currently exercisable warrants held by Mr. Fisher which warrants will expire on November 30, 2000.

(27) Includes (i) 3,088 shares issuable upon the exercise of currently exercisable warrants held by Mr. Hale which warrants will expire on April 11, 2000, (ii) 2,054 shares issuable upon the exercise of currently exercisable warrants held by Mr. Hale which warrants will expire on November 30, 2000 and (iii) 4,542 shares issuable upon the exercise of currently exercisable warrants held by Mr. Hale which warrants will expire on November 30, 2000.

(28) Consists of (i) 122 shares issuable upon the exercise of currently exercisable warrants held by Mr. Hughes which warrants will expire on April 11, 2000, (ii) 81 shares issuable upon the exercise of currently exercisable warrants held by Mr. Hughes which warrants will expire on November 30, 2000 and (iii) 180 shares issuable upon the exercise of currently exercisable warrants held by Mr. Hughes which warrants will expire on November 30, 2000.

(29) Consists of (i) 90 shares issuable upon the exercise of currently exercisable warrants held by Mr. Muntz which warrants will expire on April 11, 2000, (ii) 60 shares issuable upon the exercise of currently exercisable warrants held by Mr. Muntz which warrants will expire on November 30, 2000 and (iii) 132 shares issuable upon the exercise of currently exercisable warrants held by Mr. Muntz which warrants will expire on November 30, 2000.

(30) Includes (i) 3,142 shares issuable upon the exercise of currently exercisable warrants held by Mr. Ouimette which warrants will expire on April 11, 2000, (ii) 2,091 shares issuable upon the exercise of currently exercisable warrants held by Mr. Ouimette which warrants will expire on November 30, 2000 and (iii) 4,624 shares issuable upon the exercise of currently exercisable warrants held by Mr. Ouimette which warrants will expire on November 30, 2000.

(31) Consists of (i) 113 shares issuable upon the exercise of currently exercisable warrants held by Mr. Sheridan which warrants will expire on April 11, 2000, (ii) 75 shares issuable upon the exercise of currently exercisable warrants held by Mr. Sheridan which warrants will expire on November 30, 2000 and (iii) 165 shares issuable upon the exercise of currently exercisable warrants held by Mr. Sheridan which warrants will expire on November 30, 2000.

(32) Includes (i) 2,947 shares issuable upon the exercise of currently exercisable warrants held by Mr. Wawro which warrants will expire on April 11, 2000, (ii) 1,959 shares issuable upon the exercise of currently exercisable warrants held by Mr. Wawro which warrants will expire on November 30, 2000 and (iii) 4,331 shares issuable upon the exercise of currently exercisable warrants held by Mr. Wawro which warrants will expire on November 30, 2000.

(33) Consists of 6,000 shares issuable upon the exercise of currently exercisable warrants held by Mr. Cilli, which warrants will expire on September 30, 1995.

(34) Consists of 26,000 shares issuable upon the exercise of currently exercisable warrants held by Mr. Keane, which warrants will expire on September 30, 1995. Mr. Keane is an officer of Keane Securities Co., Inc., the investment banking firm which acted as representative of the underwriters in connection with the Public Offering of Units of the Company in June 1994.

(35) Consists of 5,800 shares issuable upon the exercise of currently exercisable warrants held by Mr. McLaughlin, which warrants will expire on September 30, 1995. Mr. McLaughlin is an officer of Keane Securities Co., Inc., the investment banking firm which acted as representative of the underwriters in connection with the Public Offering of Units of the Company in June 1994.

(36) Consists of 13,900 shares issuable upon the exercise of currently exercisable warrants held by Mr. O'Hearn, which warrants will expire on September 30, 1995. Mr. O'Hearn is an officer of Keane Securities Co., Inc., the investment banking firm which acted as representative of the underwriters in connection with the Public Offering of Units of the Company in June 1994.

(37) Consists of 2,000 shares issuable upon the exercise of currently exercisable warrants held by Mr. Prisco, which warrants will expire on September 30, 1995. Mr. Prisco is an officer of Keane Securities Co., Inc., the investment banking firm which acted as representative of the underwriters in connection with the Public Offering of Units of the Company in June 1994.

(38) Consists of 4,600 shares issuable upon the exercise of currently exercisable warrants held by Mr. Nielsen, which warrants will expire on September 30, 1995.

(39) Consists of 1,700 shares issuable upon the exercise of currently exercisable warrants held by Ms. Costello, which warrants will expire on September 30, 1995.

(40) Includes 14,089 shares issuable upon the exercise of currently exercisable warrants held by Ms. LoRicco, which warrants will expire on December 28, 1999. Subsequent to June 1, 1994, Ms. LoRicco exercised warrants to purchase 2,000 shares of Common Stock and sold such shares. Such 2,000 shares are not included in the Common Stock offered hereunder.

(41) Information as to the holdings of Auric Partners Ltd., a Michigan limited partnership ("Auric"), and Mr. Nicholson is based upon a report on Schedule 13D filed by such persons with the Commission and information provided to the Company by Auric. Such report indicates that Amway Corp., a Michigan corporation, is the general partner of Auric and that Mr. Nicholson is a limited partner of Auric and an officer of Amway. Each of Amway and Mr. Nicholson disclaims beneficial ownership of the shares held by Auric. Each of Auric and Amway disclaims beneficial ownership of the shares held by Mr. Nicholson. Each of Auric, Amway and Mr. Nicholson also disclaims beneficial ownership of the shares held by Union Trust.

(42) Information as to the holdings of Union Trust and Northeast Bancorp, Inc., Union Trust's parent holding company ("Bancorp"), is based upon a report on Schedule 13D filed by such persons with the Commission. Such report indicates that Bancorp is the sole stockholder of Union Trust. Bancorp may be deemed to be the indirect beneficial owner of the shares held by Union Trust by virtue of its ownership of all of the stock of Union Trust. Each of Union Trust and Bancorp disclaims beneficial ownership of the shares held by each of Auric and Nicholson. The Company has been informed that as a result of an acquisition which took place after the Schedule 13D was filed, the new holding company of Union Trust is First Fidelity Bancorporation.

                    Certain of the Selling Stockholders are registering the shares offered hereby pursuant to registration rights granted to them by the Company. These rights require the Company to pay the Selling Stockholders' expenses in connection with the offering of their Common Stock (other than legal and other fees and expenses incurred by the Selling Stockholders in connection with the offering).

                                  LEGAL OPINION

                    The validity of the securities being offered hereby is being passed upon for the Company by Haythe & Curley, 237 Park Avenue, New York, New York 10017. Thomas M. Haythe, a partner in the law firm of Haythe & Curley, is General Counsel and a director of the Company. As of June 1, 1994, Mr. Haythe held currently exercisable warrants to purchase 59,695 shares of Common Stock and 53,845 shares of Common Stock. In addition, other partners in Haythe & Curley hold currently exercisable warrants to purchase an aggregate of 116,383 shares of Common Stock and an aggregate of 140,888 shares of Common Stock.


                                     EXPERTS

                    The consolidated financial statements and financial statement schedules of Novametrix Medical Systems Inc. appearing in Novametrix Medical Systems Inc.'s Annual Report (Form 10-K) for the year ended May 1, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.